SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                FORM 11-K
                              ANNUAL REPORT
                     Pursuant to Section 15(d) of the
                     Securities Exchange Act of 1934


  / X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
        For the fiscal year ended December 31, 1993

                                    OR

  /   / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
        For the transition period from _____ to _____

        Commission file number 0-7154

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                QUAKER CHEMICAL CORPORATION PROFIT SHARING
                       AND RETIREMENT SAVINGS PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       QUAKER CHEMICAL CORPORATION
                       Elm and Lee Streets
                       Conshohocken, Pennsylvania 19428

                            PROFIT SHARING AND
                        RETIREMENT SAVINGS PLAN OF
                       QUAKER CHEMICAL CORPORATION

                    INDEX TO THE FINANCIAL STATEMENTS

                                                                    PAGE(S)
                                                                    -------
Report of independent accountants                                      1

Statement of net assets available for benefits at
December 31, 1993 and 1992                                             2

Statement of changes in net assets available for
benefits for the years ended December 31, 1993 and 1992                3

Notes to financial statements                                         4-6

SCHEDULES

 I. - Schedule of assets held for investment at December 31, 1993      7

II. - Schedule of reportable transactions                             8-9

Price Waterhouse                                                    [LOGO]


                    REPORT OF INDEPENDENT ACCOUNTANTS

May 6, 1994

To the Participants and Administrator;
Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation (the Plan) at December 31, 1993 and 1992 and the changes in the net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE

             PROFIT SHARING AND RETIREMENT SAVINGS PLAN OF
                      QUAKER CHEMICAL CORPORATION

            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                        DECEMBER 31, 1993
                --------------------------------------------------------------
                                                  QUAKER
                                                 CHEMICAL
                                                CORPORATION
                GUARANTEED    U.S.     BOND AND   COMMON
                 INTEREST     STOCK    MORTGAGE    STOCK
                   FUND       FUND       FUND      FUND     OTHER     TOTAL
                ---------- ---------- ---------- -------- -------- -----------
Investments at
  fair value:
  Common Stock
    Fund                   $4,767,032            $309,103           $5,076,135
  Bond and
    Mortgage
    Fund                              $2,115,169                     2,115,169
                           ---------- ---------- --------          -----------
                            4,767,032  2,115,169  309,103            7,191,304
Deposit with
  Insurance
  company
  at contract
  value         $3,655,904                                           3,655,904
Participant
  notes
  receivable                                               $25,275      25,275
Cash surrender
  value of life
  Insurance
  contracts                                                130,371     130,371
                ---------- ---------- ---------- -------- -------- -----------
                 3,655,904  4,767,032  2,115,169  309,103  155,646  11,002,854

Employer
  contribution
  receivable
                ---------- ---------- ---------- -------- -------- -----------
Net assets
 available for
 benefits       $3,655,904 $4,767,032 $2,115,169 $309,103 $155,646 $11,002,854
                ========== ========== ========== ======== ======== ===========




                                        DECEMBER 31, 1992
                --------------------------------------------------------------
                                                  QUAKER
                                                 CHEMICAL
                                                CORPORATION
                GUARANTEED    U.S.     BOND AND   COMMON
                 INTEREST     STOCK    MORTGAGE    STOCK
                   FUND       FUND       FUND      FUND     OTHER     TOTAL
                ---------- ---------- ---------- -------- -------- -----------
Investments at
  fair value:
  Common Stock
  Fund                     $3,669,432                               $3,669,432
Bond and
  Mortgage
  Fund                                $1,779,082                     1,779,082
                           ---------- ----------                   -----------
                            3,669,432  1,779,082                     5,448,514
Deposit with
  Insurance
  company at
  contract
  value         $4,316,233                                           4,316,233
Participant
  notes
  receivable                                              $ 47,688      47,688
Cash surrender
  value of life
  Insurance
  contracts                                                134,129     134,129
                ---------- ---------- ---------- -------- -------- -----------
                 4,316,233  3,669,432  1,779,082           181,817   9,946,564
Employer
  contribution
  receivable       112,803    133,593     47,982 $ 38,782              333,160
                ---------- ---------- ---------- -------- -------- -----------
Net assets
 available for
 benefits       $4,429,036 $3,803,025 $1,827,064 $ 38,782 $181,817 $10,279,724
                ========== ========== ========== ======== ======== ===========


 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                PROFIT SHARING AND RETIREMENT SAVINGS PLAN OF
                         QUAKER CHEMICAL CORPORATION

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                        DECEMBER 31, 1993
                --------------------------------------------------------------
                                                  QUAKER
                                                 CHEMICAL
                                                CORPORATION
                GUARANTEED    U.S.     BOND AND   COMMON
                 INTEREST     STOCK    MORTGAGE    STOCK
                   FUND       FUND       FUND      FUND     OTHER     TOTAL
                ---------- ---------- ---------- -------- -------- -----------
Additions to
 net assets
 attributed to:
  Net invest-
   ment income  $  230,806 $  424,297 $  217,749 $  9,567 $  2,784 $   885,203
  Participant
   contributions   103,134    418,463    181,851  158,588              862,036
  Employer
   contributions    22,773     50,121     26,166   19,241              118,301
  Rollovers                    64,439      7,144   19,523               91,106
  Increase
   (decrease)
   in cash sur-
   render value
   of insurance
   contracts                                                (3,758)     (3,758)
 Other                (385)       272       (347)   1,025   (4,882)     (4,317)
                ---------- ---------- ---------- -------- -------- -----------
                   356,328    957,592    432,563  207,944   (5,856)  1,948,571
                ---------- ---------- ---------- -------- -------- -----------
Deductions from
 net assets
 attributed to:
  Participant
   benefits        427,076    180,590    523,555   21,313            1,152,534
  Life Insurance
   premiums         10,589                                              10,589
  Net partici-
   pant loan
   activity        (26,397)    10,117     (1,486)  (2,549)  20,315
  Interfund
   transfers       718,192   (197,122)  (377,611)(143,459)
  Unrealized de-
   preciation of
   investment                                      62,318               62,318
                ---------- ---------- ---------- -------- -------- -----------
                 1,129,460     (6,415)   144,458  (62,377)  20,315   1,225,441
                ---------- ---------- ---------- -------- -------- -----------
  Net increase
   (decrease)     (773,132)   964,007    288,105  270,321  (26,171)    723,130
  Net assets at
   beginning of
   year          4,429,036  3,803,025  1,827,064   38,782  181,817  10,279,724
                ---------- ---------- ---------- -------- -------- -----------
  Net assets at
   end of year  $3,655,904 $4,767,032 $2,115,169 $309,103 $155,646 $11,002,854
                ========== ========== ========== ======== ======== ===========



                                        DECEMBER 31, 1992
                --------------------------------------------------------------
                                                  QUAKER
                                                 CHEMICAL
                                                CORPORATION
                GUARANTEED    U.S.     BOND AND   COMMON
                 INTEREST     STOCK    MORTGAGE    STOCK
                   FUND       FUND       FUND      FUND     OTHER     TOTAL
                ---------- ---------- ---------- -------- -------- -----------
Additions to
 net assets
 attributed to:
  Net invest-
   ment income  $  369,590 $  339,973 $  150,567          $  5,341 $   865,471
  Participant
   contributions
  Employer
   contributions   112,803    133,593     47,982 $ 38,782              333,160
  Rollovers
  Increase
   (decrease)
   in cash sur-
   render value
   of insurance
   contracts                                               (13,348)   (13,348)
 Other
                ---------- ---------- ---------- -------- -------- -----------
                   482,393    473,566    198,549   38,782   (8,007)  1,185,283
                ---------- ---------- ---------- -------- -------- -----------
Deductions from
 net assets
 attributed to:
  Participant
   benefits        939,139  1,094,053    209,326                     2,242,518
  Life Insurance
   premiums         10,589        592        148                        11,329
  Net partici-
   pant loan
   activity          4,525     19,429     (5,359)          (18,595)
  Interfund
   transfers         3,002    (60,366)    57,364
  Unrealized de-
   preciation of
   investment
                ---------- ---------- ---------- -------- -------- -----------
                   957,255  1,053,708    261,479           (18,595)  2,253,847
                ---------- ---------- ---------- -------- -------- -----------
  Net increase
   (decrease)     (474,862)  (580,142)   (62,930)  38,782   10,588  (1,068,564)
  Net assets at
   beginning of
   year          4,903,898  4,383,167  1,889,994           171,229  11,348,288
                ---------- ---------- ---------- -------- -------- -----------
  Net assets at
   end of year  $4,429,036 $3,803,025 $1,827,064  $38,782 $181,817 $10,279,724
                ========== ========== ========== ======== ======== ===========


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                PROFIT SHARING AND RETIREMENT SAVINGS PLAN OF
                         QUAKER CHEMICAL CORPORATION

                        NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF PLAN:

The following description of the Quaker Chemical Corporation (the
"Company") Profit Sharing and Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General:

The Plan is a defined contribution plan for all employees of the Company except for employees compensated in whole or in part by commissions on sales. Effective January 1, 1993, the Plan was amended and renamed the Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation. Eligible employees, including employees compensated in whole or in part by commissions on sales, may now choose to make elective contributions to the Plan on a "before tax" basis. Effective June 1, 1993, employees of the Company's manufacturing facility in Detroit, Michigan who are members of the United Automobile Workers' Union Number 174, are now eligible to participate in the new employee contribution feature (and related Company matching contribution feature) of the Plan as described above. Such employees were previously not eligible to participate in the Plan; such employees continue to be ineligible to receive benefits under the profit sharing feature of the Plan. The Plan is administered by a six-member committee appointed by the Board of Directors.

Employees become eligible for participation in the Plan after one year of service as defined by the Plan. Plan participants shall at all times be fully vested in their account. All administrative expenses are paid by the Company.

    Contributions:

The Company's Board of Directors, at its discretion, determines the amount, if any, of the contribution to the Plan for each Plan year. The Company's 1992 profit sharing contribution was based on the level of domestic company profit from operations (as defined) versus the target profit. The target profit is determined as the average of the prior three years' domestic company profit from operations (as defined) increased by 15%. No contribution was made by the Company for the 1993 Plan year.

Participants of the Plan may elect to contribute any whole percentage of their compensation, up to 8%, during the year. Each year, the Company will make a matching contribution of an amount equal to $150 for each whole percentage of the participant's compensation contributed to the Plan during the Plan year, providing that the Company's matching contribution for each individual participant does not exceed $450 in any calendar year.

    Payment of Benefits:

Members are entitled to receive, two years in the future, up to 100% of the profit sharing amount contributed on their behalf for the current Plan year. As of January 1, 1994, this payment option will no longer be available to members.

In the event of Plan termination, the Plan provides that the assets shall continue to be held by the Trustee (currently, Principal Mutual Life Insurance Company, "PML") for normal distribution.

    Investment Options:

Participants in the Plan may elect to invest their pro-rata share of the Company's contribution in any of the following pooled investment funds of PML: Guaranteed Interest, United States Stock and/or Bond and
Mortgage and effective January 1, 1993, Quaker Chemical Corporation Common Stock. Participants were also able to invest their pro-rata share of the Company's 1992 contribution which was made on March 1, 1993 in Quaker Chemical Corporation common stock.

The Plan includes a provision whereby PML, if so instructed by the Plan administrator, shall invest an amount less than 50% of the employer's current contribution allocable to each participant for the year in whole life insurance contracts. These contracts are owned by PML and may be borrowed against by PML. The Plan is the sole beneficiary of the contracts.

NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES:

    Method of accounting:

The Plan's financial statements are prepared on the accrual basis of accounting.

    Investments:

Investments in pooled investment funds are valued at the Plan's pro-rata share of the market value of the funds. Market value is determined using the daily net asset value quoted by the trustee based on the published market prices of the underlying securities in the funds. The market value of Quaker Chemical stock is based on the closing price as listed on the NASDAQ exchange.

NOTE 3 -- BENEFIT OBLIGATIONS:

Benefit obligations represent requested withdrawals which had not been paid as of the Plan year end and have been reflected as liabilities in the Form 5500. As of December 31, 1993 and 1992, such amounts were $95,195 and $358,975.

NOTE 4 -- PARTICIPANT LOANS RECEIVABLE:

At December 31, 1993 and 1992, the outstanding loans amounted to $25,275 and $47,688 with an original principal of $47,100 and $75,725, respectively, and with interest rates approximating the prime rate in effect at loan inception. The Plan has certain limitations on loans that can be made to Plan participants. Participants should refer to the Plan agreement for a complete description of these limitations.

NOTE 5 -- TAX STATUS OF THE PLAN:

Tax determination letters have been received from the Internal Revenue Service for the Plan and all Plan amendments through December 31, 1988 indicating that the Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation is a qualified plan under Section 401 of the Internal Revenue Code. Quaker Chemical is preparing a request for a tax determination letter for the January 1, 1993 Plan amendment which is to be filed with the Internal Revenue Service in 1994.

  PROFIT SHARING AND RETIREMENT SAVINGS PLAN OF QUAKER CHEMICAL CORPORATION

                   SCHEDULE OF ASSETS HELD FOR INVESTMENT

                              DECEMBER 31, 1993


  UNITS OF                         INTEREST                MARKET
PARTICIPATION   DESCRIPTION          RATE     MATURITY     VALUE        COST
- - -------------   -----------        --------   --------     ------       ----
                Principal Mutual
                Life Pooled
                Investment Funds:

  3,655,904     Guaranteed         various     2/28/94   $ 3,655,904+
                  Interest Fund                2/28/98                   *
     25,911     U.S. Stock Fund    N/A           N/A       4,767,032+    *
      6,143     Bond and
                  Mortgage Fund    N/A           N/A       2,115,169+    *
     17,771     Quaker Chemical
                 Corporation
                  Common Stock Fund                          309,103  $371,421
                                                         -----------  --------
                                                         $10,847,208  $371,421
                                                         ===========  ========

*RESULTS ARE MAINTAINED ON A CONTRACT AND FAIR MARKET VALUE BASIS,
 THEREFORE, COST BASIS INFORMATION IS NOT AVAILABLE.

+REPRESENTS GREATER THAN 5% OF NET ASSETS AVAILABLE FOR BENEFITS.

                                                             SCHEDULE II

             PROFIT SHARING AND RETIREMENT SAVINGS PLAN OF
                      QUAKER CHEMICAL CORPORATION

                  SCHEDULE OF REPORTABLE TRANSACTIONS
                 FOR THE YEAR ENDED DECEMBER 31, 1993

    FUND/TYPE OF TRANSACTION               AMOUNT         DATE OF TRANSACTION
    ------------------------               ------         -------------------

  Transfers to Guaranteed Fund      $  219,683.56                 01/04/93
                                       901,688.92                 03/01/93
                                         1,798.31                 05/11/93
                                            29.10                 10/01/93
                                    -------------
                                    $1,123,199.89
                                    =============

  Transfers from Guaranteed Fund       254,853.17                 01/04/93
                                     1,570,186.96                 03/01/93
                                           216.28                 03/30/93
                                        12,832.31                 05/11/93
                                         3,742.74                 06/01/93
                                           281.24                 10/01/93
                                           656.15                 11/09/93
                                    -------------
                                    $1,842,768.85
                                    =============

  Contributions to U.S. Stock Fund      35,477.29                 01/29/93
                                        26,963.56                 02/26/93
                                       159,641.69                 03/01/93
                                        68,721.65                 03/31/93
                                        34,745.62                 04/30/93
                                        36,003.45                 06/01/93
                                         3,983.59                 06/03/93
                                        37,254.26                 06/30/93
                                        39,869.55                 08/02/93
                                         3,534.81                 08/13/93
                                        57,332.15                 08/19/93
                                        39,005.50                 08/31/93
                                        38,769.92                 09/30/93
                                           580.35                 10/12/93
                                        36,443.16                 11/01/93
                                        36,366.19                 11/30/93
                                         3,572.12                 12/14/93
                                        34,979.76                 12/31/93
                                    -------------
                                    $  693,244.62
                                    =============

                                                             SCHEDULE II

             PROFIT SHARING AND RETIREMENT SAVINGS PLAN OF
                      QUAKER CHEMICAL CORPORATION

                  SCHEDULE OF REPORTABLE TRANSACTIONS
                 FOR THE YEAR ENDED DECEMBER 31, 1993

    FUND/TYPE OF TRANSACTION               AMOUNT         DATE OF TRANSACTION
    ------------------------               ------         -------------------

  Transfers to U. S. Stock Fund       $ 54,183.64                 01/04/93
                                       420,729.34                 03/01/93
                                           109.21                 03/30/93
                                         3,936.86                 04/01/93
                                         8,893.18                 05/11/93
                                         1,569.18                 06/01/93
                                        11,561.11                 10/01/93
                                         4,892.06                 11/01/93
                                         1,278.03                 11/09/93
                                         6,838.50                 12/01/93
                                         4,017.53                 12/31/93
                                      -----------
                                      $518,008.64
                                      ===========
  Payments from Bond &                  34,679.18                 02/10/93
  Mortgage Fund                         31,491.24                 02/14/93
                                         8,933.11                 02/15/93
                                         1,228.10                 02/16/93
                                         5,440.67                 02/18/93
                                         4,945.45                 02/21/93
                                         1,760.15                 02/23/93
                                           574.83                 05/18/93
                                         2,980.57                 05/20/93
                                         4,791.79                 09/20/93
                                         4,175.39                 09/22/93
                                           705.14                 11/04/93
                                           125.20                 11/23/93
                                       421,724.67                 12/02/93
                                      -----------
                                      $523,555.49
                                      ===========

                              SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which acts as Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                       QUAKER CHEMICAL CORPORATION PROFIT
                       SHARING AND RETIREMENT SAVINGS PLAN


                       JOHN J. CAVANAUGH III
October 25, 1994       ----------------------------------
                       John J. Cavanaugh III,
                       Chair of the Committee



October   , 1994       ----------------------------------
                       Joseph R. Bowen,
                       Member of the Committee


                       RICHARD J. FAGAN
October 25, 1994       ----------------------------------
                       Richard J. Fagan,
                       Member of the Committee


                       DONALD FAHEY
October 25, 1994       ----------------------------------
                       Donald Fahey,
                       Member of the Committee



October   , 1994       ----------------------------------
                       Joseph C. Hudson,
                       Member of the Committee


                       KEVIN M. JARRETT
October 25, 1994       ----------------------------------
                       Kevin M. Jarrett,
                       Member of the Committee


                       JOAN M. McCORMICK
October 25, 1994       ----------------------------------
                       Joan M. McCormick,
                       Member of the Committee